MINTZ & FRAADE, P.C.

COUNSELORS AT LAW

217 MADISON AVENUE

NEW YORK, NEW YORK 10016

TELEPHONE (212) 486-2500	OF COUNSEL EDWARD C. KRAMER ARTHUR L. PORTER, JR. JON M. PROBSTEIN SEYMOUR REITKNECHT I. FREDERICK SHOTKIN JOSEPH J. TOMASEK

TELECOPIER (212) 486-0701

December 24, 2015

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

Re:

Nostalgia Family Brands, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed August 13, 2015

File No. 333-206332

Form 10-K for Fiscal Years Ended December 31, 2014, 2013, and 2012

Filed June 2, 2015

File No. 0-54857

Dear Sir/Madam:

We represent Nostalgia Family Brands, Inc. (the "Company"). We are replying on the Company's behalf to the comment letter dated September 9, 2015, solely with respect to the Company's annual report on Form 10-K filed on June 2, 2015. We have set forth below your comments and our response to each comment. The balance of the staff's comments with respect to the registration statement on Form S-1 will be addressed with the filing of an Amended Form S-1 in the near future.

1

Form 10-K for Fiscal Years Ended December 31, 2014, 2013, and 2012

General

15. Without further delay, please file your Form 10-Q for the quarterly period ended June 30, 2015 are required by General Instruction A of Form 10-Q.

The Company filed the above-mentioned Form 10-Q on September 22, 2015 and is filing the Form 10-Q for the September 30, 2015 quarterly period simultaneously with this filing.

Controls and Procedures, page 21

16. You have not provided disclosure regarding management's annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K. Please revise to provide this information.

The Amended Form 10-K has been revised on page 21.

Evaluation of Disclosure Controls and Procedures

17. In the second paragraph under this section you state that your "…disclosure controls and procedures were effective to provide reasonable assurance…" This disclosure appears to be inconsistent with the disclosure found on page 15 of your Registration Statement on Form S-1, filed August 13, 2015, in which you explain that as of December 31, 2014, management concluded that your "… disclosure controls and procedures were not effective to provide reasonable assurance…" Please correct this inconsistency, and if you conclude that your disclosure controls and procedures were effective as of December 31, 2015, please tell us how you reached that conclusion given the delinquency in filing your periodic reports.

The Amended Form 10-K has been revised on pages 14 and 21.

If you have any questions, please contact the undersigned.

Very truly yours, Mintz & Fraade, P.C. By: /s/ Alan P. Fraade Alan P. Fraade